UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of April, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: April 4, 2011		Signed: /s/ Karen L. Fleming

	By:	Name: Karen L. Fleming Title: Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: April 4, 2011		Signed: /s/ Karen L. Fleming

	By:	Name: Karen L. Fleming Title: Corporate Secretary

Release:	Immediate April 4, 2011
CANADIAN PACIFIC ANNOUNCES FILING OF FORM 40-F/A
CALGARY — Canadian Pacific (TSX: CP) (NYSE: CP) announced today that it has filed a Form 40-F/A with the Securities Exchange Commission (SEC), for the sole purpose of filing the XBRL interactive data file exhibit to its Form 40-F filed with the SEC on March 15, 2011. The XBRL files are available at CP’s website at www.cpr.ca.
About Canadian Pacific:
 Canadian Pacific (TSX: CP) (NYSE: CP) operates a North American transcontinental railroad providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.
Contacts:

Media Nicole Sasaki Tel: 403 835-9005 nicole_sasaki@cpr.ca	Investors Janet Weiss Tel: 403 319-3233 investor@cpr.ca